EXHIBIT 10.1

EXECUTION COPY

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) made effective as of the 1st day of November 2013, by and between Ralph Lauren Corporation, a Delaware corporation (the “Corporation”), and Roger N. Farah (the “Executive”).

WHEREAS, the Executive is serving as President and Chief Operating Officer of the Corporation pursuant to an Amended and Restated Employment Agreement made as of October 14, 2009, as amended (the “2009 Employment Agreement”); and

WHEREAS, the Corporation and the Executive wish to amend and restate such 2009 Employment Agreement effective as of the date hereof:

NOW, THEREFORE, intending to be bound the parties hereby agree as follows with effect from the date first above written.

1.             Employment/Prior Agreement.  The Corporation hereby agrees to employ the Executive, and the Executive hereby agrees to serve the Corporation, on the terms and conditions set forth herein.  From and after the date hereof, the terms of this Agreement shall, except as provided herein, supersede in all respects the terms of any prior arrangement or agreement, if any, dealing with the matters herein, including the 2009 Employment Agreement.

2.             Term.  The employment of the Executive by the Corporation as provided in Section 1 pursuant to this Agreement will be effective as of the date set forth above.  The term of the Executive’s employment under this Agreement shall continue until terminated by either the Corporation or the Executive in accordance with Section 5 of this Agreement (the “Term”).

3.             Position and Duties.  The Executive shall serve as Executive Vice Chairman of the Corporation.  The Executive shall report to Ralph Lauren (as Chairman of the Board of Directors of the Corporation (the “Board”) and Chief Executive Officer) and the Board.  The Executive shall devote his best efforts, energies and skill to the discharge of the duties and responsibilities attributable to this position, but shall only be required to devote approximately fifty percent (50%) of his working time and efforts to the business and affairs of the Corporation.  The Executive’s role shall include, but not be limited to, the following:  subject to his election, he shall continue as a member of the Board; he shall preside over meetings of the Board in absence of the Chairman; he shall offer strategic advice to the Chairman; he shall mentor and coach the management team; he shall enhance talent development; he shall participate in business development services, and engage in strategic projects.

The Executive may make and manage personal investments, be involved in charitable and professional activities (including but not limited to serving on charitable and professional boards), and, with the consent of the Corporation, serve on for profit boards of directors and advisory committees so long as such service does not materially interfere with Executive's obligations hereunder, or violate Section 7 hereof.

4.             Compensation and Related Matters.

(a)           Salary and Incentive Bonus.

(i)           Salary.  During the Term, Executive’s annual salary shall be at the rate of $450,000.  Such salary shall be paid in substantially equal installments on a basis consistent with the Corporation’s payroll practices and may be subject to annual increases, if any, as may be determined in the sole discretion of the Corporation.  Executive’s salary as in effect from time to time is hereinafter referred to as the “Salary”.

(ii)           Incentive Bonus.  Executive shall participate in the Corporation’s Executive Officer Annual Incentive Plan (the “EOAIP”), or, if so determined by the Corporation and/or the Board beginning with the Corporation’s 2015 Fiscal Year, the Corporation’s Executive Incentive Plan (“EIP”), and any substitute for either the EOAIP and/or the EIP, and be eligible to earn an annual cash bonus for each fiscal year during the Term of this Agreement (the “Annual Incentive Bonus”).  With respect to each fiscal year during the Term beginning with the Corporation’s 2015 Fiscal Year, Executive’s Annual Incentive Bonus opportunity shall range, subject to achieving pre-established performance goals, from $1,500,000 upon obtaining threshold performance targets established by the Compensation and Organizational Development Committee (the “Compensation Committee”) of the Board (i.e., the EOAIP or EIP bonus schedule threshold) to a maximum of $4,500,000 upon obtaining maximum performance targets established by the Compensation Committee (i.e., the EOAIP or EIP bonus schedule maximum) based upon the extent to which performance goals established by the Compensation Committee are achieved.  At target performance (i.e., the EOAIP or EIP bonus schedule target), Executive’s Annual Incentive Bonus shall be $3 million (the “Target Annual Incentive Bonus”).  For the Corporation’s 2014 Fiscal Year, Executive’s Target Annual Incentive Bonus and his bonus upon the Corporation obtaining threshold and maximum performance targets shall be 79.167% of such bonus amounts as were previously approved by the Compensation Committee for Fiscal 2014 and as set forth in the 2009 Employment Agreement.  The Annual Incentive Bonus, if any, payable to the Executive in respect of each fiscal year will be paid at the same time that annual bonuses are paid to other executives under the EOAIP or EIP, as applicable.  Notwithstanding any provision of this Agreement to the contrary, the Executive’s entitlement to payment of an Annual Incentive Bonus during any period when the compensation payable to the Executive pursuant to this Agreement is subject to the deduction limitations of section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), shall be subject to shareholder approval of a plan or arrangement evidencing such Annual Incentive Bonus opportunity that complies with the requirements of section 162(m) of the Code.

(iii)           Deferred Compensation.  Executive shall receive an aggregate of $125,000 per year for each Corporation fiscal year during the Term (the “Deferred Compensation”) in the form of deferred bonus compensation, which shall be credited to a deferred compensation account on the books of the Corporation in equal monthly installments in a manner substantially consistent with the Corporation’s deferred compensation agreements with other senior executives.  For the Corporation’s 2014 Fiscal Year, Executive shall begin receiving such equal monthly installments as of the effective date of the Agreement, and each such installment shall be in an amount equal to $10,416.66.  Executive shall at all times be fully vested in the Deferred Compensation credited to such account.  Notwithstanding any provision of the Deferred Compensation Agreement, dated September 19, 2002, between the Corporation and Executive to the contrary, Executive’s Deferred Compensation shall be distributed as follows:  (1) Deferred Compensation credited during the Term and any earnings thereon will be paid to Executive on the 45th day following the termination of Executive’s employment (subject to Section 6(b) of this Agreement) and (2) Deferred Compensation credited prior to the date hereof and any earnings thereon shall vest and/or be paid out in accordance with the terms of the 2009 Employment Agreement (subject to Section 6(b) of this Agreement).

(b)           Expenses.  During the Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable and customary expenses incurred by the Executive in performing services hereunder, including all expenses of travel and living expenses while away from home on business or at the request of and in the service of the Corporation; provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Corporation.

(c)           Other Benefits.  During the Term, the Executive shall be entitled to participate in or receive benefits under any medical, pension, profit sharing or other employee benefit plan or arrangement generally made available by the Corporation now or in the future to its executives and key management employees (or to their family members), subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements.  Nothing paid to the Executive under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the Salary, Annual Incentive Bonuses or Deferred Compensation, payable to the Executive pursuant to paragraph (a) of this Section.

(d)           Vacations.  The Executive shall be entitled to reasonable vacations consistent with the Corporation’s past practice.

(e)           Long Term Incentive Awards.  On an annual basis during the Term, beginning with the Corporation’s 2015 Fiscal Year, and at the same time as stock options or other equity awards are granted to the SEC Named Executive Officers of the Corporation, the Executive will be granted long-term equity awards ("Equity Awards") pursuant to the terms of the Corporation's 2010 Long-Term Stock Incentive Plan or any

successor thereto (the "Incentive Plan") with an aggregate target grant date fair value of $4 million.

(f)            Air Travel.  For purposes of security and efficiency, the Executive and his family members, to and only to the extent such family members are traveling with the Executive, shall use the Corporation’s aircraft or other private aircraft for any travel.

(g)           Diversification of RSUs.  Executive shall be permitted to elect to cancel 50% of the RSUs that were granted to the Executive on July 1, 2004 (the “Vested RSUs”) in exchange for a credit to the deferred compensation account described in Section 4(a)(iii) above.  The amount of the credit shall be equal to the product of the number of Vested RSUs so cancelled and the fair market value of a share of the Company’s Class A common stock on the date of such cancellation.  Such amount shall be treated in the same manner as all other amounts allocated to such account, except that such amounts shall be paid to the Executive on the same date on which the Vested RSUs would have been settled had they not been cancelled in accordance with this Section.

5.             Termination.

(a)           The Executive’s employment hereunder may be terminated by the Corporation or by the Executive at any time for any reason upon thirty (30) days advance written notice. If the termination is initiated by the Corporation, the Corporation may, in its sole and complete discretion, accelerate the termination date provided that on the date that is thirty (30) days after the termination date it pays Executive an amount equal to Executive’s Salary for the period between the termination date and the date that is thirty (30) days following the date that notice of termination is given.

(b)           Unless otherwise agreed to by the parties in writing, effective as of the termination date, Executive shall cease and be deemed to have resigned from any and all titles, positions and appointments the Executive holds with the Corporation and any of its affiliates, whether as an officer, director, employee, trustee, committee member or otherwise. Executive agrees to execute any documents reasonably requested by the Corporation in accordance with the preceding sentence.

6.             Compensation Upon Termination.

(a)           Except as otherwise provided for in this Agreement, upon termination of employment, regardless of the reason, the Executive shall receive only that portion of the Executive’s Salary payable through the Executive’s termination date.  The Executive’s rights with respect to any Equity Awards granted to the Executive by the Corporation during the Term shall be governed by the provisions of the Corporation’s Incentive Plan and the respective award agreements, if any, under which such Equity Awards were provided.  The treatment of equity awards granted to Executive before the Term shall be as follows: (i) payment with respect to RPSUs attributable to the three-consecutive-fiscal year period beginning with the Corporation’s fiscal year 2012 shall be made within ten (10) days after the end of the Corporation’s 2014 fiscal year; (ii) any vested but undistributed RSUs shall be distributed as soon as practicable (but in no event later than

30 days) after the termination date; (iii) any unvested stock options and RSUs shall vest on their regularly scheduled vesting dates without regard to continued employment; and (iv) any unvested cliff RPSUs shall remain outstanding and the Executive shall vest in such cliff RPSUs at the end of the applicable performance period based on the Corporation’s actual degree of achievement of the applicable performance goals without regard to Executive's continued employment.  Notwithstanding the foregoing, if the Corporation terminates Executive for Cause as defined in the 2009 Employment Agreement, all unvested Equity Awards granted during the Term shall be forfeited.

(b)           Notwithstanding any provision of this Agreement to the contrary, the following rules shall apply:

(i)           The distribution of any amounts that constitute “deferred compensation” payable to the Executive due to his “separation from service” within the meaning of Section 409A, shall not be made before six months after such separation from service or the Executive’s death, if earlier (the “Six Month Limitation”), if the Executive is a Key Employee (as defined below). At the end of such six-month period, payments that would have been made but for the Six Month Limitation shall be paid in a lump sum. For purposes hereof, Key Employee shall mean an employee treated as a “specified employee” under Code Section 409A(a)(2)(B)(i), i.e., a key employee of the Corporation (as defined in Code Section 416(i), without regard to paragraph (5) thereof). The Corporation shall determine which employees shall be deemed Key Employees using December 31st as an identification date.

(ii)           All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A.

(iii)           All reimbursements for expenses paid pursuant hereto that constitute taxable income to the Executive shall in no event be paid later than the end of the calendar year next following the calendar year in which the Executive incurs such expense or pays such related tax.

(iv)           With regard to any provision in this Agreement that provides for reimbursement of costs and expenses or in-kind benefits, unless permitted by Code Section 409A, (A) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit and (B) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, respectively, in any other taxable year; provided that the foregoing clause shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect, and (C) such payments shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense occurred.

7.             Restrictive Covenants.

(a)           The Executive agrees that for the duration of his employment and for a period of two (2) years from the date of termination, he will not, on his own behalf or on behalf of any other person or entity, solicit, or encourage to leave the employ of the Corporation or its subsidiaries, affiliates or licensees any person who is an employee of any of such companies.

(b)           The Executive agrees that for the duration of his employment and for a period of two (2) years from the date of termination thereof, the Executive will take no action which is intended, or would reasonably be expected, to harm (e.g., making public derogatory statements or misusing confidential Corporation information, it being acknowledged that the Executive’s employment with a competitor in and of itself shall not be deemed to be harmful to the Corporation for purposes of this Section 7(b)) the Corporation or any of its subsidiaries, affiliates or licensees or their reputation.

(c)           The Executive will not at any time (whether during or after his employment with the Corporation) disclose or use for his own benefit or purposes or the benefit or purposes of any other person, entity or enterprise, other than the Corporation or any of its subsidiaries or affiliates, any trade secrets, information, data, or other confidential information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, plans or the business and affairs of the Corporation generally, or any subsidiary, affiliate or licensee of the Corporation; provided that the foregoing shall not apply to information which is not unique to the Corporation or which is generally known to the industry or the public other than as a result of the Executive’s breach of this covenant.  The Executive agrees that upon termination of his employment with the Corporation for any reason, he will return to the Corporation immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom (including electronic copies), in any way relating to the business of the Corporation or its subsidiaries or affiliates or licensees.

(d)           Executive  agrees that subsequent to the date of any termination of employment, Executive will cooperate fully with the Corporation in connection with any existing or future litigation involving the Corporation, whether administrative, civil or criminal in nature, in which and to the extent the Corporation deems Executive’s cooperation necessary, unless Executive is instructed by a court, law enforcement agency, or regulatory body not to so cooperate.  The Corporation shall pay all reasonable travel and other expenses incurred by the Executive in connection therewith as long as such expenses and costs are approved in advance in writing by the Corporation.

(e)           If the Executive breaches any of the provisions of this Section 7 (the “Restrictive Covenants”), the Corporation shall have the following rights and remedies,

each of which rights and remedies shall be independent of the other and severally enforceable, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Corporation under law or equity:

(i)           The right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach of such Restrictive Covenants will cause irreparable injury to the Corporation and that money damages will not provide an adequate remedy to the Corporation; and

(ii)           The right to discontinue the payment of any amounts owing to the Executive under the Agreement and the right to forfeit the Executive’s right to vest in any payment or benefit not as yet vested; provided that the Corporation shall have secured a reasoned opinion of counsel that the Executive’s activities constitute a material breach of the Restrictive Covenants and which shall have been provided to the Executive, the delivery of which shall not be deemed to be a waiver of any applicable privilege.  To the extent Executive, by notice hereunder, disputes the discontinuance of any payments or the forfeiture of any payments or benefits hereunder, such payments or benefits shall be segregated and deposited in an interest bearing account at a major financial center bank in New York City pending resolution of the dispute.

(f)           If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portion.  In addition, if any court construes any of the Restrictive Covenants, or any part thereof, to be unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

8.             Successors; Binding Agreement.

(a)           The Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform it if no such succession had taken place.  As used in this Agreement, “Corporation” shall mean the Corporation as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 8 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(b)           This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If the

Executive should die while any amounts are payable to him hereunder all such amounts unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive’s devisee, legatee, or other designee or, if there be no such designee, to the Executive’s estate.

9.             Notice.  For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered with receipt acknowledged or five business days after having been mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

with a copy to:

John M. Callagy, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, New York 10178

If to the Corporation:

Ralph Lauren Corporation
650 Madison Avenue
New York, New York 10022
Attention: Senior Vice President, Human Resources

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

10.           Miscellaneous.  No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and such officer of the Corporation as may be specifically designated by the Board.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles.

11.           Validity.  The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

12.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

13.           Arbitration.  Any dispute or controversy arising under or in connection with this Agreement and its enforcement shall be settled exclusively by arbitration in the City of New York before a single arbitrator who shall be a retired federal judge having sat in the United States District Court for the Southern District of New York (or if no such retired federal judge is available to conduct the arbitration within a reasonable timeframe, a retired federal judge having sat in any United States District Court), any of which must be mutually agreeable to the parties hereto, in accordance with the then obtaining National Rules for the Resolution of Employment Disputes or, if such rules are no longer in effect the then obtaining employment rules of the American Arbitration Association.  The arbitrator shall be required to permit reasonable discovery, including document production, deposition, contention interrogatories, damages interrogatories, and requests to admit, provided that all such discovery shall be subject to appropriate confidentiality protections.  Judgment may be entered on the arbitrator’s award in any New York court; provided, however, that the Corporation shall be entitled to seek a restraining order or injunction in arbitration or in any court of competent jurisdiction to prevent any continuation of any violation of the provisions of Section 7 of this Agreement and the Executive hereby consents that such restraining order or injunction be granted without the necessity of the Corporation’s posting any bond; and provided, further that, notwithstanding Section 7(e)(ii), the Executive shall be entitled to seek specific performance in arbitration or in any court of competent jurisdiction of his right to be paid during the pendency of any dispute or controversy arising under or in connection with this Agreement.  Fees and expenses payable to the American Arbitration Association and the arbitrator shall be shared equally by the Corporation and by the Executive, but the parties shall otherwise bear their own costs in connection with the arbitration.

14.           Withholding.  The Corporation may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to applicable law or regulation.

15.           Entire Agreement.  This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties (including, without limitation, the 2009 Employment Agreement, except as expressly set forth herein), whether oral or written, by any officer, employee or representative of any party hereto, and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled; provided however that, except as otherwise expressly provided in this Agreement, this Agreement shall have no effect on the terms and conditions applicable to any equity awards made by the Corporation to the Executive prior to the date of this Agreement, which terms and conditions shall be governed by the provisions of the respective agreements relating to such equity awards.

16.           Executive Representation.  The Executive hereby represents to the Corporation that the execution and delivery of this Agreement by the Executive and the Corporation and the performance by the Executive of his duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

17.           Internal Revenue Code Section 409A. The parties hereto recognize that certain provisions of this Agreement may be affected by Section 409A. This Agreement is intended to comply with Section 409A and any ambiguities should be interpreted in such a way as to comply with Section 409A.

IN WITNESS WHEREOF, the Corporation has caused this Agreement to be duly executed and the Executive has hereunto set his hand, effective as of the first day written above.

RALPH LAUREN CORPORATION

By:	/s/ Ralph Lauren
Name: Ralph Lauren
Title: Chairman and CEO
Date: September 18, 2013

By:	/s/ ROGER N. FARAH
Executive: ROGER N. FARAH
Date: September 18, 2013